Exhibit 12.1

	Year ended December 31,					Nine months ended September 30,
	2007	2008	2009	2010	2011	2012
Earnings:
Income before income taxes	616,216	1,164,179	1,683,121	4,061,163	7,809,179	8,642,009
Add-back of loss from equity method investments	—	—	229	8,965	179,408	172,511
Add-back of fixed charges	9,722	12,062	22,208	43,442	104,239	96,625

	625,938	1,176,241	1,705,558	4,113,570	8,092,826	8,911,145

Fixed charges:
Interest expenses	311	895	12,155	35,975	82,552	74,845
Estimated interest portion of rental expenses	9,411	11,167	10,053	7,467	21,687	21,780

	9,722	12,062	22,208	43,442	104,239	96,625

Ratio of earnings to fixed charges	64.4	97.5	76.8	94.7	77.6	92.2